Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Genetic Technologies Limited

ACN/ARSN: 009212328

1. Details of substantial holder (1)

Name: Dr Mervyn Jacobson

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 4/4/2012

The previous notice was given to the company on: 22/3/2005

The previous notice was dated: 22/3/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	150,200,900	43.13%	136,473,684	29.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
4/4/12	Mervyn Jacobson ApS	On market sale	$1,000,000.02	10,526,316 ordinary shares	10,526,316
See annexure A	Mervyn Jacobson	On market sale	See annexure A	3,931,900 ordinary shares	3,931,900

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Mervyn Jacobson	JGT ApS	JGT ApS	Power to control voting & disposal	98,000,000 ordinary shares	21.09%
Mervyn Jacobson	Mervyn Jacobson ApS	Mervyn Jacobson ApS	Power to control voting & disposal	38,473,684 ordinary shares	8.28%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JGT ApS	AP Mollers Alle 9A, DK-2791, Dragor, Denmark
Mervyn Jacobson	Rebstockhalde 42 CH-6006, Luzern, Switzerland
Mervyn Jacobson ApS	AP Mollers Alle 9A, DK-2791, Dragor, Denmark

Signature

print name	Dr Mervyn Jacobson	capacity	On his own part and for and on behalf of JGT ApS and Mervyn Jacobson ApS
sign here		date	10/4/12

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into seperate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 604, NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER IN RELATION TO A HOLDING OF SHARES IN GENETIC TECHNOLOGIES LIMITED (ACN 009 212 328).

Date of change	Person whose relevant interest changed	Nature of change(6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/04/2005	Mervyn Jacobson	*	*	180355 ordinary shares	180,355
22/04/2005	Mervyn Jacobson	*	*	85645 ordinary shares	85,645
01/05/2006	Mervyn Jacobson	On market buy	$34,860.00	99600 ordinary shares	99,600
03/05/2006	Mervyn Jacobson	On market buy	$35,140.00	100400 ordinary shares	100,400
03/05/2006	Mervyn Jacobson	On market buy	$8,407.34	24076 ordinary shares	24,076
05/05/2006	Mervyn Jacobson	On market buy	$8,943.76	25924 ordinary shares	25,924
05/05/2006	Mervyn Jacobson	On market buy	$6,602.50	19000 ordinary shares	19,000
05/05/2006	Mervyn Jacobson	On market buy	$347.50	1000 ordinary shares	1,000
05/05/2006	Mervyn Jacobson	On market buy	$3,500.00	10000 ordinary shares	10,000
08/05/2006	Mervyn Jacobson	On market buy	$1,750.00	5000 ordinary shares	5,000
09/05/2006	Mervyn Jacobson	On market buy	$6,900.00	20000 ordinary shares	20,000
09/05/2006	Mervyn Jacobson	On market buy	$3,500.00	10000 ordinary shares	10,000
10/05/2006	Mervyn Jacobson	On market buy	$6,900.00	20000 ordinary shares	20,000
10/05/2006	Mervyn Jacobson	On market buy	$3,500.00	10000 ordinary shares	10,000
11/05/2006	Mervyn Jacobson	On market buy	$10,500.00	30000 ordinary shares	30,000
11/05/2006	Mervyn Jacobson	On market buy	$3,500.00	10000 ordinary shares	10,000
12/05/2006	Mervyn Jacobson	On market buy	$7,000.00	20000 ordinary shares	20,000
15/05/2006	Mervyn Jacobson	On market buy	$102.90	294 ordinary shares	294
16/05/2006	Mervyn Jacobson	On market buy	$6,897.10	19706 ordinary shares	19,706
16/05/2006	Mervyn Jacobson	On market buy	$7,000.00	20000 ordinary shares	20,000
17/05/2006	Mervyn Jacobson	On market buy	$7,000.00	20000 ordinary shares	20,000
19/05/2011	Mervyn Jacobson	On market sale	*	24600 ordinary shares	24,600
20/05/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
20/05/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
27/05/2011	Mervyn Jacobson	On market sale	*	40166 ordinary shares	40,166
06/06/2011	Mervyn Jacobson	On market sale	*	80000 ordinary shares	80,000
20/06/2011	Mervyn Jacobson	On market sale	*	11887 ordinary shares	11,887
23/06/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
23/06/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
23/06/2011	Mervyn Jacobson	On market sale	*	47040 ordinary shares	47,040
27/06/2011	Mervyn Jacobson	On market sale	*	2960 ordinary shares	2,960
01/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000
01/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000
05/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000
07/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000
08/09/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
08/09/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
13/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000
13/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000
13/09/2011	Mervyn Jacobson	On market sale	*	50000 ordinary shares	50,000
14/09/2011	Mervyn Jacobson	On market sale	*	7959 ordinary shares	7,959
15/09/2011	Mervyn Jacobson	On market sale	*	57041 ordinary shares	57,041
16/09/2011	Mervyn Jacobson	On market sale	*	202 ordinary shares	202
22/09/2011	Mervyn Jacobson	On market sale	*	100000 ordinary shares	100,000

Date of change	Person whose relevant interest changed	Nature of change(6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22/09/2011	Mervyn Jacobson	On market sale	*	4,260 ordinary shares	4,260
23/09/2011	Mervyn Jacobson	On market sale	*	100,000 ordinary shares	100,000
23/09/2011	Mervyn Jacobson	On market sale	*	50,000 ordinary shares	50,000
26/09/2011	Mervyn Jacobson	On market sale	*	100,000 ordinary shares	100,000
12/12/2011	Mervyn Jacobson	On market sale	$12,000.00	100,000 ordinary shares	100,000
13/12/2011	Mervyn Jacobson	On market sale	$5,232.00	43,600 ordinary shares	43,600
13/12/2011	Mervyn Jacobson	On market sale	$12,000.00	100,000 ordinary shares	100,000
13/12/2011	Mervyn Jacobson	On market sale	$227.04	1,892 ordinary shares	1,892
13/12/2011	Mervyn Jacobson	On market sale	$6,000.00	50,000 ordinary shares	50,000
13/12/2011	Mervyn Jacobson	On market sale	$8,172.96	68,108 ordinary shares	68,108
13/12/2011	Mervyn Jacobson	On market sale	$3,827.04	31,892 ordinary shares	31,892
13/12/2011	Mervyn Jacobson	On market sale	$8,176.32	68,136 ordinary shares	68,136
13/12/2011	Mervyn Jacobson	On market sale	$3,823.68	31,864 ordinary shares	31,864
13/12/2011	Mervyn Jacobson	On market sale	$5,500.00	50,000 ordinary shares	50,000
30/12/2011	Mervyn Jacobson	On market sale	$5,500.00	50,000 ordinary shares	50,000
05/01/2012	Mervyn Jacobson	On market sale	$331.30	3,313 ordinary shares	3,313
05/01/2012	Mervyn Jacobson	On market sale	$4,668.70	46,687 ordinary shares	46,687
06/01/2012	Mervyn Jacobson	On market sale	$2,750.00	25,000 ordinary shares	25,000
06/01/2012	Mervyn Jacobson	On market sale	$5,000.00	50,000 ordinary shares	50,000
09/01/2012	Mervyn Jacobson	On market sale	$3,000.00	25,000 ordinary shares	25,000
09/01/2012	Mervyn Jacobson	On market sale	$5,500.00	50,000 ordinary shares	50,000
09/01/2012	Mervyn Jacobson	On market sale	$1,100.00	10,000 ordinary shares	10,000
10/01/2012	Mervyn Jacobson	On market sale	$1,980.00	18,000 ordinary shares	18,000
10/01/2012	Mervyn Jacobson	On market sale	$2,420.00	22,000 ordinary shares	22,000
11/01/2012	Mervyn Jacobson	On market sale	$1,614.96	13,458 ordinary shares	13,458
11/01/2012	Mervyn Jacobson	On market sale	$4,385.04	36,542 ordinary shares	36,542
11/01/2012	Mervyn Jacobson	On market sale	$948.48	7,904 ordinary shares	7,904
11/01/2012	Mervyn Jacobson	On market sale	$5,051.52	42,096 ordinary shares	42,096
11/01/2012	Mervyn Jacobson	On market sale	$6,000.00	50,000 ordinary shares	50,000
12/01/2012	Mervyn Jacobson	On market sale	$6,000.00	50,000 ordinary shares	50,000
12/01/2012	Mervyn Jacobson	On market sale	$5,363.28	44,694 ordinary shares	44,694
12/01/2012	Mervyn Jacobson	On market sale	$6,000.00	50,000 ordinary shares	50,000
12/01/2012	Mervyn Jacobson	On market sale	$6,000.00	50,000 ordinary shares	50,000
13/01/2012	Mervyn Jacobson	On market sale	$636.72	5,306 ordinary shares	5,306
13/01/2012	Mervyn Jacobson	On market sale	$3,000.00	25,000 ordinary shares	25,000
13/01/2012	Mervyn Jacobson	On market sale	$6,000.00	50,000 ordinary shares	50,000
19/01/2012	Mervyn Jacobson	On market sale	$4,070.00	37,000 ordinary shares	37,000
19/01/2012	Mervyn Jacobson	On market sale	$990.00	9,000 ordinary shares	9,000
20/01/2012	Mervyn Jacobson	On market sale	$138.93	12,63 ordinary shares	1,263
20/01/2012	Mervyn Jacobson	On market sale	$2,200.00	20,000 ordinary shares	20,000
20/01/2012	Mervyn Jacobson	On market sale	$851.07	7,737 ordinary shares	7,737
20/01/2012	Mervyn Jacobson	On market sale	$4,759.26	43,266 ordinary shares	43,266
20/01/2012	Mervyn Jacobson	On market sale	$313.17	2,847 ordinary shares	2,847
20/01/2012	Mervyn Jacobson	On market sale	$102.52	932 ordinary shares	932
23/01/2012	Mervyn Jacobson	On market sale	$1,000.00	10,000 ordinary shares	10,000
23/01/2012	Mervyn Jacobson	On market sale	$4,000.00	40,000 ordinary shares	40,000
23/01/2012	Mervyn Jacobson	On market sale	$3,075.05	27,955 ordinary shares	27,955
23/01/2012	Mervyn Jacobson	On market sale	$5,562.37	50,567 ordinary shares	50,567
23/01/2012	Mervyn Jacobson	On market sale	$550.00	5,000 ordinary shares	5,000
24/01/2012	Mervyn Jacobson	On market sale	$4,887.63	44,433 ordinary shares	44,433
27/01/2012	Mervyn Jacobson	On market sale	$7,000.00	50,000 ordinary shares	50,000

Date of change	Person whose relevant interest changed	Nature of change(6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27/01/2012	Mervyn Jacobson	On market sale	$7,500.00	50,000 ordinary shares	50,000
27/01/2012	Mervyn Jacobson	On market sale	$5,213.60	37,240 ordinary shares	37,240
27/01/2012	Mervyn Jacobson	On market sale	$1,786.40	12,760 ordinary shares	12,760
02/02/2012	Mervyn Jacobson	On market sale	$4,583.60	32,740 ordinary shares	32,740
02/02/2012	Mervyn Jacobson	On market sale	$2,416.40	17,260 ordinary shares	17,260
07/02/2012	Mervyn Jacobson	On market sale	$12,729.47	97,919 ordinary shares	97,919
07/02/2012	Mervyn Jacobson	On market sale	$1,040.00	8,000 ordinary shares	8,000
07/02/2012	Mervyn Jacobson	On market sale	$5,730.53	44,081 ordinary shares	44,081
08/02/2012	Mervyn Jacobson	On market sale	$18,761.60	144,320 ordinary shares	144,320
08/02/2012	Mervyn Jacobson	On market sale	$7,238.40	55,680 ordinary shares	55,680
2011 and 2012 *	Mervyn Jacobson	On market sale	*	235,293 ordinary shares	235,293

* Details not currently to hand.

print name Dr Mervyn Jacobson

sign here

date 10/4/12